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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 13, 2019

Commission File Number: 001-36614

Alibaba Group Holding Limited
(Registrant's name)

c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street
Causeway Bay
Hong Kong
(Address of principal executive offices)

              Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

              Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

              Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 EXHIBITS

Exhibit 99.1 —	Consolidated Financial Statements for the three months ended June 30, 2018 and 2019 — Alibaba Group Holding Limited
Exhibit 99.2 —	Unaudited Condensed Consolidated Financial Statements for the three months ended September 30, 2018 and 2019 — Alibaba Group Holding Limited

 SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: November 13, 2019	By:	/s/ TIMOTHY A. STEINERT Name: Timothy A. STEINERT Title: General Counsel and Secretary

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EXHIBITS
SIGNATURES